02057369

PE 2-28-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 10 2002
WASH. D.C. 155 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Interim financial statements for the three months ended February 28, 2002

LAIDLAW INC.
(Translation of registrant's name into English)

3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
(Address of principal executive offices)

PROCESSED
SEP 12 2002
P
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F______ Form 40-F__√__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes __√__ No ____

LAIDLAW INC.
(Debtor-in-Possession as of June 28, 2001 – Note 1)
CONSOLIDATED BALANCE SHEETS
(U.S. $ in millions)

	February 28, 2002 (unaudited)	August 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents (Note 2)	**$345.1**	$318.4
Short-term investments and marketable securities - at cost which approximates market value (Note 2)	**30.9**	42.4
Trade accounts receivable	**623.1**	509.7
Other receivables	**66.0**	62.6
Income taxes recoverable	**13.0**	20.1
Parts and supplies	**50.1**	54.4
Other current assets	**59.2**	70.3
Total current assets	**1,187.4**	1,077.9
Long-term investments	**361.3**	339.6
Property and equipment		
Land	**164.6**	159.3
Buildings	**280.6**	268.8
Vehicles	**2,054.9**	2,054.0
Other	**406.4**	389.6
	2,906.5	2,871.7
Less: Accumulated depreciation	**1,294.1**	1,191.0
	1,612.4	1,680.7
Other assets		
Goodwill (net of accumulated amortization and impairments of $2,854.8; August 31, 2001 - $2,718.2)	**891.8**	1,034.8
Pension asset	**43.8**	45.2
Deferred charges	**28.7**	31.6
	964.3	1,111.6
Total assets	**$4,125.4**	$4,209.8

The accompanying notes are an integral part of these statements.

LAIDLAW INC.
(Debtor-in-Possession as of June 28, 2001 – Note 1)
CONSOLIDATED BALANCE SHEETS
(U.S. $ in millions)

	February 28, 2002 (unaudited)	August 31, 2001
LIABILITIES		
Liabilities not subject to compromise		
Current liabilities		
Accounts payable	**$117.0**	$127.1
Accrued liabilities	**438.0**	430.9
Current portion of long-term debt	**25.3**	31.6
Total current liabilities	**580.3**	589.6
Long-term debt	**246.4**	248.6
Other long-term liabilities	**374.7**	373.6
Liabilities subject to compromise (Note 5)	**3,978.5**	3,978.5
Commitments and contingencies (Notes 4 and 6)		
Total liabilities	**5,179.9**	5,190.3
SHAREHOLDERS' DEFICIENCY		
Preference Shares (Note 7)	**7.9**	7.9
Common Shares; issued and outstanding 325,927,870 (August 31, 2001 – 325,927,870) (Note 7)	**2,222.6**	2,222.6
Cumulative foreign currency translation adjustments	**(182.2)**	(169.3)
Deficit	**(3,102.8)**	(3,041.7)
Total shareholders' deficiency	**(1,054.5)**	(980.5)
Total liabilities and shareholders' deficiency	**$4,125.4**	$4,209.8

The accompanying notes are an integral part of these statements.

LAIDLAW INC.
(Debtor-in-Possession as of June 28, 2001 – Note 1)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ in millions except per share amounts)
(unaudited)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2002	2001	**2002**	2001
Revenue				
Contract Bus services	**$474.3**	$462.8	**$1,001.3**	$986.6
Greyhound	**281.5**	289.1	**565.7**	583.3
Healthcare services	**349.8**	353.4	**700.4**	704.2
Total revenue	**1,105.6**	1,105.3	**2,267.4**	2,274.1
Operating expenses	**871.9**	885.3	**1,775.3**	1,760.8
Selling, general and administrative expenses	**111.3**	106.9	**221.8**	224.7
Depreciation expense	**74.7**	72.2	**148.6**	145.3
Amortization expense	**9.0**	17.8	**18.8**	35.3
Goodwill impairment loss (Note 8)	**-**	-	**123.5**	-
Income (loss) from operating segments	**38.7**	23.1	**(20.6)**	108.0
Interest expense (Note 5)	**(7.8)**	(81.3)	**(14.9)**	(161.4)
Other financing related expenses (Note 9)	**(15.0)**	(17.1)	**(29.5)**	(33.7)
Other income (loss)	**4.6**	3.7	**7.1**	(1.0)
Income (loss) from continuing operations before income taxes	**20.5**	(71.6)	**(57.9)**	(88.1)
Income tax expense	**(1.7)**	(2.2)	**(3.2)**	(4.5)
Income (loss) from continuing operations	**18.8**	(73.8)	**(61.1)**	(92.6)
Income (loss) from discontinued operations (Note 3)	**-**	(0.5)	**-**	2.6
Net income (loss) for the period	**$18.8**	($74.3)	**($61.1)**	($90.0)
Basic and diluted earnings (loss) per share	**$0.06**	($0.23)	**($0.19)**	($0.28)

CONSOLIDATED STATEMENTS OF DEFICIT
(U.S. $ in millions)
(unaudited)

	Six Months Ended February 28,	
	2002	2001
Deficit – beginning of period	**($3,041.7)**	($2,442.5)
Net loss for the period	**(61.1)**	(90.0)
Dividends - Preference shares	**-**	(0.2)
Deficit – end of period	**($3,102.8)**	($2,532.7)

The accompanying notes are an integral part of these statements.

LAIDLAW INC.
(Debtor-in-Possession as of June 28, 2001 – Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. $ in millions)
(unaudited)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2002	2001	**2002**	2001
Operating activities				
Net income (loss) for the period	**$18.8**	($74.3)	**($61.1)**	($90.0)
Items not affecting cash:				
Depreciation and amortization	**83.7**	90.0	**167.4**	180.6
Other financing related expenses	**15.0**	17.1	**29.5**	33.7
Goodwill impairment loss	**-**	-	**123.5**	-
Other items	**(5.9)**	(0.6)	**(8.9)**	1.4
Increase (decrease) in claims liability and professional liability insurance accruals	**1.8**	26.1	**(16.8)**	13.9
Increase (decrease) in accrued interest	**4.2**	77.9	**(0.5)**	145.3
Cash provided by (used in) financing other working capital items	**25.7**	(35.1)	**(90.2)**	(146.6)
Cash portion of other financing related expenses	**(12.3)**	(14.9)	**(18.7)**	(27.7)
Decrease (increase) in restricted cash and cash equivalents	**(4.1)**	(0.5)	**(13.9)**	12.5
Net cash provided by operating activities	**$126.9**	$85.7	**$110.3**	$123.1
Investing activities				
Purchase of property, equipment and other assets, net of proceeds from sale	**($17.7)**	($28.8)	**($78.1)**	($71.0)
Expended on acquisitions	**(0.5)**	-	**(0.5)**	-
Net increase in investments	**(1.9)**	(16.5)	**(9.2)**	(22.0)
Proceeds from sale of assets	**4.2**	0.2	**4.2**	20.5
Net cash used in investing activities	**($15.9)**	($45.1)	**($83.6)**	($72.5)
Financing activities				
Net increase (decrease) in long-term debt and other long-term liabilities	**($19.2)**	$16.9	**($13.9)**	$52.2
Net cash provided by (used in) financing activities	**($19.2)**	$16.9	**($13.9)**	$52.2
Net increase in cash and cash equivalents	**$91.8**	$57.5	**$12.8**	$102.8
Cash and cash equivalents – beginning of period*	**202.2**	153.3	**281.2**	108.0
Cash and cash equivalents – end of period*	**$294.0**	$210.8	**$294.0**	$210.8

**These amounts represent the unrestricted cash and cash equivalents of the Company – Refer to Note 2.*

The accompanying notes are an integral part of these statements.

LAIDLAW INC.
(Debtor-in-Possession as of June 28, 2001)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

Note 1 – Voluntary petition for reorganization, basis of presentation and ability to continue operations

Voluntary petition for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL"), Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One"), and Laidlaw Transportation, Inc. ("LTI"). The Debtors' chapter 11 cases are being jointly administered under Case #01-14099K. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement under such a plan of reorganization.

Basis of presentation and ability to continue operations

The accompanying interim consolidated financial statements of Laidlaw Inc. have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim reporting, which conform, in all material respects (except as indicated in Note 12), with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are of a normal, recurring nature. Operating results for the six months ended February 28, 2002 are not necessarily indicative of the results that may be expected for the full year ending August 31, 2002. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, for the fiscal year ended August 31, 2001.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company uses significant estimates and assumptions of future events surrounding the settling of the claims liability reserves. While the reserves are actuarially determined, the process of determining the reserves involves predicting such factors as future medical costs, the ultimate settlement amounts and court awards. As a result, there is a reasonable possibility that the recorded claims liabilities could change materially.

These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. There is substantial doubt about the Company's ability to continue as a "going concern" based on circumstances related to the filing of the voluntary petitions for reorganization described above, including the Company's financial position. As such, realization of assets and discharge of liabilities (See Note 5) are subject to significant uncertainty.

If the "going concern" basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that may ultimately result from the adoption of "fresh start" accounting.

Note 2 – Cash and cash equivalents and short-term investments

Cash and cash equivalents of $51.1 million (August 31, 2001 - $37.2 million) and short-term deposits and marketable securities of $30.9 million (August 31, 2001 - $42.4 million) are assets of the Company's wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given the recent financial position of the Company, management has concluded that the cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.

During the six months ended February 28, 2002, $7.1 million of investment income (February 28, 2001- $6.1 million) earned on the investments of the wholly owned insurance subsidiaries has been classified against the claims expenses (included as part of "operating expenses" in the Consolidated Statements of Operations) of the Company. The resulting net expense represents the net cost to the Company for operating the self-insurance program.

Note 3 – Discontinued Operations

During the fourth quarter of fiscal 2001, it was determined that the Healthcare services businesses no longer qualified under Canadian GAAP and U.S. GAAP for classification as discontinued operations, because the Company no longer had a formal plan of disposal. With the uncertainty in the healthcare equity and debt markets, management believed that the sales of the healthcare businesses were no longer in the best interest of the Company's stakeholders. As a result, the Company intends to operate the healthcare services businesses with a view towards maximizing long-term value. The Healthcare services operating results for the prior periods, which previously were reported as discontinued operations, have been reclassified as continuing operations.

Note 4 – Investment in Safety-Kleen Corp. ("Safety-Kleen")

During the fourth quarter of fiscal 2001, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to certain industrial revenue bonds, (iii) $7.8 million relating to insurance matters, (iv) $6.0 million related to performance bonds and (v) $0.7 million related to certain other litigation matters.

Restated financial statements of Safety-Kleen Corp.

On March 6, 2000, Safety-Kleen reported that its previously reported income was being reviewed. On July 9, 2001, Safety-Kleen issued consolidated financial statements for fiscal 2000 and restated consolidated financial statements for the years ended August 31, 1997 through August 31, 1999 and, on September 26, 2001, issued interim consolidated financial statements for the nine months ended May 31, 2001, including financial information for the first, second and third quarters of fiscal 2001. Safety-Kleen reported that it had not restated any quarterly financial results for periods prior to fiscal 2001.

Management of the Company has not been provided access to all of the supporting information for Safety-Kleen's restated consolidated financial statements. As a result, the Company has not been able to assess the basis upon which Safety-Kleen restated its financial statements. In addition, given the Company's varying ownership percentages of Safety-Kleen throughout fiscal 2000, 1999, 1998 and 1997, the Company is unable accurately to determine what impact, if any, that Safety-Kleen's restatement may have on the Company's previously reported results for fiscal years ended August 31, 2000, 1999 and prior years.

Because the Company wrote off the value of its investment in Safety-Kleen during fiscal 2000, Safety-Kleen's restated consolidated financial statements and its reported fiscal 2000 results would not result in any adjustments to the Company's previously reported consolidated balance sheet as of August 31, 2000 nor to any consolidated balance sheets reported for any period-end subsequent to August 31, 2000. However, given the Safety-Kleen restatement and assuming the accuracy thereof, a portion of the losses associated with the Company's investment in Safety-Kleen that were recorded as part of the $660.0 million loss relating to Safety Kleen Corp., reflected in the Company's consolidated statement of operations for the fiscal year ended August 31, 2000, may be properly allocable to earlier fiscal periods.

While the Company has not restated its previously reported consolidated financial results and has recorded no equity income or loss with respect to its investment in Safety-Kleen since November 30, 1999, if Safety-Kleen reports or provides the Company with the required quarterly financial information for the restated fiscal periods and if Safety-Kleen enables the Company to assess the supporting information for its restatements, the Company may be required to restate its consolidated financial statements for the fiscal years ended August 31, 2000, 1999 and prior years in the light of Safety-Kleen's restated financial results.

Other guarantees and contingencies

In connection with an alleged guaranty of certain surety bonds relating to the environmental obligations (the "Frontier Bonds") issued by Frontier Insurance Company ("Frontier") on behalf of Laidlaw Environmental Services, Inc. ("LESI"), the Company maintains that it was not a guarantor with respect to the Frontier Bonds and will oppose any claims by Frontier seeking to impose any guaranty liability. In connection with a guaranty given by the Company with respect to certain surety bonds issued by American International Group, hc. ("AIG") on behalf of Safety-Kleen (the "AIG Bonds"), the Company had provided, during the fourth quarter of fiscal 2001, for a liability of $6.0 million relating to a surety bond issued by AIG on behalf of Safety-Kleen. The surety bond was called because Safety-Kleen did not meet its obligations under the contract relating to the bond. The $6.0 million represents the amount estimated as necessary to complete the contract. The Company has provided $5.0 million in cash to AIG to secure its guaranty obligations concerning the AIG Bonds. As a result of the settlement of the Safety-Kleen matters described below, if Frontier successfully pursues claims against the Company relating to the Frontier Bonds or AIG draws upon the $5.0 million, the Company would be required to satisfy its obligations with respect to these matters.

Settlement of Claims Between the Company and Various Safety-Kleen Constituencies

In June 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware. Safety-Kleen's operations in Canada and Mexico were not part of the bankruptcy filings.

The Debtors subsequently asserted various claims against Safety-Kleen, and Safety-Kleen and various Safety-Kleen constituencies, including certain current directors of Safety-Kleen (the "Safety-Kleen Directors") and Toronto Dominion (Texas), Inc. ("TD-Texas"), as administrative agent for the secured lenders of Safety-Kleen, asserted various claims against the Debtors. In November 2001, the bankruptcy court hearing Safety-Kleen's chapter 11 proceedings and the Bankruptcy Court held a joint conference and determined that mediation would occur for the claims between the Debtors and the various Safety-Kleen constituencies. Certain claims asserted by the former corporate secretary and general counsel (Mr. Taylor) of Safety-Kleen and certain of its predecessors and by the former chief financial officer (Mr. Humphreys) of Safety-Kleen were not included in the mediation.

The mediation proceedings were held in April 2002 and, on July 18, 2002, the parties to the mediation announced that they had reached a resolution. Upon approval of the Bankruptcy Court, the Canadian Court and the bankruptcy court hearing Safety-Kleen's chapter 11 cases, the Company has agreed to withdraw with prejudice its claim of up to $6.5 billion in Safety-Kleen's bankruptcy proceedings, the Company will allow a claim of $225.0 million as a general unsecured claim in Class 6 under its plan of reorganization in favor of Safety-Kleen and the other claims asserted against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group will be deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain current and former Company officers and directors for indemnity and contribution will be deemed withdrawn with prejudice.

On August 16, 2002, the bankruptcy court hearing Safety-Kleen's chapter 11 proceeding approved the settlement. A motion seeking approval of the settlement is pending in the Bankruptcy Court and a motion seeking approval will also be filed in the Canadian Court. As part of the compromise and settlement, the Company will be released from its indemnification obligations relating to the Marine Shale Processors and Mercier, Quebec facilities under a 1997 agreement with Safety-Kleen. In addition, as part of the settlement with Safety-Kleen, the Company expects that it will not have to fulfill its obligations to provide and maintain financial assurances for the costs of clean-up and/or environmental impairment restoration with respect to Safety-Kleen's hazardous waste management facility in Pinewood, South Carolina. Releases satisfactory to the parties will be exchanged, and there will be no admission of liability by any party to the agreement or any person providing releases under the agreement. As a result, based on the assumption that the settlement will receive the requisite court approvals, the Company provided $225.0 million in the fourth quarter of fiscal 2001 to reflect this settlement and the claim allowed to Safety-Kleen and for the termination of the Company's claims for indemnification, contribution or subrogation from Safety-Kleen and the Safety-Kleen Directors, as well as the termination of claims against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including the claims brought by TD-Texas.

Note 5 – Liabilities subject to compromise

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events, including the reconciliation of claims filed with the Bankruptcy Court to amounts included in the Company's records. Additional prepetition claims may arise from the rejection of additional executory contracts or unexpired leases by the Company. Under a confirmed plan or plans of reorganization, all prepetition claims may be paid and discharged at amounts substantially less than their allowed amounts.

On a consolidated basis, recorded liabilities subject to compromise under the reorganization proceedings consisted of the following: ($ in millions)

	February 28, 2002	August 31, 2001
Accrued liabilities	**$12.7**	$12.7
Safety-Kleen Guarantees	**77.3**	77.3
Derivative liabilities	**89.5**	89.5
Safety-Kleen settlement (Note 4)	**225.0**	225.0
Accrued interest payable	**370.7**	370.7
Facility (as defined in Note 9)	**1,163.3**	1,163.3
Debentures (as defined in Note 9)	**2,040.0**	2,040.0
	$3,978.5	$3,978.5

As a result of the Debtor's chapter 11 filing, principal and interest payments may not be made on prepetition debt of the Debtors without Bankruptcy Court approval or until a reorganization plan or plans defining the repayment terms, has been confirmed. The total interest on prepetition debt that was not paid or accrued during the six months ended February 28, 2002 was $136.8 million ($187.1 million since June 29, 2001). The Bankruptcy Code generally disallows the payment of interest that accrues post-petition with respect to unsecured or under-secured claims.

Contingent liabilities of the Debtors as of June 28, 2001 also are subject to compromise. At February 28, 2002, the Debtors were contingently liable to banks, financial institutions and others for approximately $83.1 million for outstanding letters of credit and $30.4 million of performance bonds securing performance of sales contracts and other guarantees in the ordinary course of business related to pre-filing activity.

The Debtors are parties to litigation matters and claims that are incurred in the normal course of its operations. Generally, litigation related to "claims", as defined by the Bankruptcy Code, is stayed. The outcome of the bankruptcy process on these matters cannot be predicted with certainty.

In addition to items for which liabilities subject to compromise have been reflected in these consolidated financial statements (for example the contemplated settlement with Safety-Kleen), proofs of claim in the amount of approximately $1.1 billion have been filed against the Debtors and will need to be addressed in proceedings before the Bankruptcy Court and the Canadian Court. The Company is in the process of reviewing the proofs of claim and has filed or will file appropriate objections to the claims in the Bankruptcy Courts. As of July 31, 2002, the Company believes it has identified approximately $94.3 million, which relate to obligations of the operating subsidiaries of the Company and $852.0 million of such claims which are duplicative or without merit.

Note 6 – Commitments and Contingencies

Corporate guarantees

Refer to Note 4 for corporate guarantees relating to Safety-Kleen.

Key Employee Retention Plan

To stabilize employee relations, during fiscal 2000, the Company approved the Key Employee Retention Plan (the "Initial KERP"), a long-term agreement structured to ensure that the employees critical to the Company's restructuring efforts are provided with sufficient economic incentives and protections to remain with, and fulfill their responsibilities to, the Company through the initial stages of the financial restructuring process. Effective November 1, 2001 the Company adopted a supplemental key employee retention program to provide incentives and protections for those individuals during the pendency of the financial restructuring process (the "Secondary KERP"). Pre-tax costs expensed in the six months ended February 28, 2002 under the Initial KERP and the Secondary KERP amounted to $3.1 million (February 28, 2001 - $4.9 million). The amount to be incurred under the Initial KERP will be approximately $14.6 million and the maximum amount expected to be incurred under the Secondary KERP has been estimated at approximately $1.1 million.

Letters of credit

At February 28, 2002, the Company had $130.1 million (August 31, 2001 - $91.4 million) in outstanding letters of credit.

Environmental matters

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

Income tax matters

The respective tax authorities, in the normal course, audit the Company's tax filings of previous fiscal years. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.

Legal proceedings

The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company's assessment of known claims and its historical claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such personal injury and/or property damage claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

As described in Note 1, the Debtors filed a voluntary petition for reorganization under the Bankruptcy Code on June 28, 2001. Management of the Company continues to operate the business of the Debtors as a debtor-in-possession. In this proceeding, the Debtors intend to propose and seek confirmation of a plan or plans of reorganization. Pursuant to the automatic stay provision of the respective Bankruptcy Codes, virtually all pending pre-petition litigation against the Debtors is currently stayed.

Securities Litigation – Shareholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

Three actions, filed against the Company and others, are pending in the United States District Court for the District of South Carolina. These cases have been consolidated. Plaintiffs seek to represent a class of purchasers of common stock of the Company for the period of October 15, 1997 through March 13, 2000. Claims are asserted against the Company under Section 10(b) of the Exchange Act and SEC rule 10b-5 based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company. Plaintiffs have withdrawn their initial consolidated complaint in this matter. On May 21, 2001, plaintiffs filed a second amended consolidated complaint. The amended complaint repeats the allegations of the withdrawn complaint and adds allegations that the Company's financial statements had accounting irregularities including financial statement information relating to American Medical Response, Inc. ("AMR"). The court denied motions to dismiss filed by other defendants after the Company filed its voluntary petition for reorganization.

On September 18, 2000, the Company was added as a defendant in a consolidated amended securities fraud class action complaint that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen and others. Safety-Kleen, which is in a chapter 11 reorganization proceeding, was dismissed as a defendant. In the currently active complaint, plaintiffs allege that, during the class period, the defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of LESI and Safety-Kleen. Plaintiffs further allege that the proxy statement, prospectus and registration statement pursuant to which LESI and Old Safety-Kleen were merged contained false and misleading financial information. Plaintiffs assert claims under Section 10(b) and 20(a) of the Exchange Act and SEC rule 10b-5 on behalf of all classes and under Section 14(a) of the Exchange Act and Sections 11, 12(a)(2) and 15 of the Securities Act on behalf of the so-called "merger class". The only claims asserted against the Company prior to its voluntary bankruptcy filings were under Section 20(a) of the Exchange Act and Section 15 of the Securities Act. The Company and other defendants moved to dismiss this action. On May 15, 2001, the court entered an order denying the motions to dismiss all defendants except one. The Company answered the consolidated amended complaint on June 22, 2001, denying any liability. A further amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 18, 2002, the court certified the plaintiffs in this case as representatives of two classes: (1) a class consisting of persons who purchased either (a) common stock of LESI between July 9, 1997 through July 1, 1998; or (b) Safety-Kleen common stock between July 1, 1998 through March 6, 2000 and suffered damages; and (2) a "merger class" of persons who exchanged Old Safety-Kleen common stock for LESI common stock in the merger of LESI and Old Safety-Kleen completed on May 18, 1998. On July 5, 2002, some defendants filed an appeal seeking review of that certification decision. On August 9, 2002, the appellate court denied leave to appeal the certification decision.

A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against others. Plaintiffs in this case sought to amend the complaint to add the Company and additional parties as defendants. Plaintiffs seek to represent a class of all persons who were former shareholders of Rollins Environmental Services, Inc. and who received or should have received the proxy statement with respect to the May 13, 1997 Special Meeting of Stockholders convened to vote on the acquisition of LESI. In this complaint, the plaintiffs allege that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. Claims are asserted against the Company under Sections 14(a) and 20(a) of the Exchange Act. The Company moved to dismiss the claims asserted against it. The court granted the Company's motion to dismiss on June 7, 2001. Motions to dismiss certain of the other defendants were denied. On June 11, 2001, plaintiffs filed a motion seeking leave to file an amended complaint that asserts a common law claim for negligent misrepresentation against the Company. The court granted the motion after the Company's voluntary petition for reorganization, then subsequently vacated its order granting the motion with respect to the Company. An amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 14, 2002, the court granted a motion to dismiss the state law claims asserted against PricewaterhouseCoopers LLP (US) and PricewaterhouseCoopers LLP (Canada). In July 2002, plaintiffs filed a motion for reconsideration of the court's dismissal.

Certain of the defendants in the above referenced actions asserted claims for indemnification against the Company. As a result of the Safety-Kleen settlement (see Note 4), claims of the seven Safety-Kleen Directors will be withdrawn with prejudice. The Safety-Kleen settlement would not affect the claims of Messrs. Humphreys and Taylor.

The Company has determined that it is not possible at this time to predict the final outcome of these proceedings or to establish a reasonable estimate of possible damages, if any, or reasonably to estimate the range of possible damages that may be awarded to the plaintiffs. Accordingly, no provision with respect to these lawsuits has been made in the Company's consolidated financial statements.

Securities Litigation – Bondholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

On September 24, 2000, a complaint was filed in the United States District Court for the Southern District of New York against the Company and others. In response to a motion to dismiss filed by certain defendants, plaintiffs filed an amended complaint on March 15, 2001 adding a defendant, and seeking to represent a class of all persons and entities that purchased certain of the Debentures of the Company (issued September 24, 1997, April 23, 1998 and May 6, 1999) during the period September 24, 1997 through and including May 12, 2000 and suffered damages. Plaintiffs assert claims under Sections 11, 12 and 15 of the United States Securities Act of 1933 (the "Securities Act") and the common law of South Carolina, alleging that the registration statement and prospectus for the Debentures contained misleading statements with respect to the Company's financial condition and the relative priority of the Debentures. In addition, plaintiffs contend that the Company's financial statements were materially false due to the inclusion of financial information from Safety-Kleen. The Company filed a motion with the Judiciary Panel on Multi-district Litigation (the "JPML") to transfer the above action currently pending in the Southern District of New York to the District of South Carolina. On April 19, 2001, the JPML granted this motion and the action was transferred to the District of South Carolina.

A securities fraud class action complaint has been filed in the United States District Court for the District of South Carolina on August 14, 2000 against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain of the Debentures during the period from October 15, 1997 through and including March 13, 2000. On May 11, 2001, plaintiffs filed an amended complaint, including an additional defendant. Plaintiffs allege that, during the class period, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the relative priority of the Debentures and the Company's publicly reported financial condition and future prospects based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company and its failure to disclose that the billing practices of certain of its healthcare businesses did not comply with applicable governmental regulations. Claims are asserted against the Company and others under Section 10(b) of the United States Securities Exchange Act of 1934 (the "Exchange Act") and SEC rule 10b-5 promulgated there under.

The above two actions were consolidated by order of the South Carolina federal court dated June 20, 2001. In addition to the Company, the defendants include certain current and former officers and directors of the Company, the underwriters for the Company's bonds, PricewaterhouseCoopers LLP (Canada), the Company's auditors, and PricewaterhouseCoopers LLP (US), Safety-Kleen's auditors. The federal court in South Carolina ordered mediation of the claims brought in the consolidated action. The Bankruptcy Court approved the Company's continued participation in the mediation. On January 9, 2002, the Company announced that it had reached an agreement in principle with all parties to settle the above two actions. The proposed settlement of the class action litigation provides for a release of all claims that the plaintiffs have and may have against the Company and the other defendants. The other defendants, including the Company, will also release certain claims. On July 29, 2002, the Company announced the execution of the definitive settlement agreement. The parties to the settlement have begun steps to seek approval from the federal court in South Carolina, as well as the approval of the Bankruptcy Court and the Canadian Court. Certain aspects of the settlement are subject to the confirmation of a satisfactory plan of reorganization for the Company.

On December 12, 2000, a securities fraud class action complaint was filed in the United States District Court for the Southern District of New York against the Company and others. On January 17, 2001, plaintiff filed an amended complaint to add others as defendants. The complaint alleged that defendants disseminated to the investing public false and misleading financial statements and press releases concerning the Company's obligations with respect to the 1992 Indenture, the Facility and the 1997 Indenture. On April 18, 2001, plaintiff filed a motion to dismiss this case as to the Company and others without prejudice and as to certain of the current directors of the Company with prejudice. The Company filed a response, seeking to have the claims against them dismissed with prejudice. On June 19, 2001, the court dismissed the case with prejudice as to all remaining defendants. On July 2, 2001, plaintiff filed a motion for reconsideration or clarification of that decision. On August 13, 2001, the court denied the motion to reconsider and confirmed the dismissal with prejudice. Plaintiff has filed an appeal. An agreement in principle to settle this action has been reached, and the settlement is expected to be finalized in the context of the settlement of the bondholder actions discussed above.

Concurrently with the proposed settlement, an agreement in principle was reached to settle a class action by the Company bondholders against Citibank, N.A., the indenture trustee for the Debentures, subject to court approval.

If the settlement of the bondholder actions described above receives the required judicial approvals and is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million, and the estate of the Company would receive $12.5 million.

A consolidated class action complaint was filed in federal court in South Carolina on January 23, 2001. This amended complaint consolidates allegations originally brought by plaintiffs in the South Carolina District Court action and in the Delaware District Court, both against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain bonds issued by Safety-Kleen or its predecessor, LESI, from April 17, 1998 through March 6, 2000. Plaintiffs allege that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading. Claims asserted against the Company under Sections 10 and 20 of the Exchange Act, SEC rule 10b-5 and Section 15 of the Securities Act. On March 12, 2001, the Company filed a motion to dismiss the consolidated class action complaint. After the Company filed for bankruptcy protection, the court entered an order dismissing all claims against all defendants based on the Securities Act. On June 14, 2002, the court granted plaintiffs' motion for reconsideration in part and allowed the assertion of claims under Section 11(a) of the Securities Act on behalf of "after-market purchasers" of the bonds.

A complaint for violation of California Corporate Securities Law of 1968 and for common law fraud and negligent misrepresentation was filed on March 5, 2001 in the Superior Court of the State of California, County of Sacramento against the Company and others. Plaintiffs in this case seek to represent a class of purchasers or acquirers of certain bonds issued by the California Pollution Control Financing Authority on July 1, 1997 secured by an indenture agreement with LESI and its successor Safety-Kleen in their initial offering on July 1, 1997 and retained through March 6, 2000. The action alleges that defendants made written or oral communications containing false statements or omissions about LESI's and Safety-Kleen's business, finances and future prospects in connection with the offer for sale of those bonds and that plaintiffs bought and retained the bonds in reliance on said statements and were injured thereby. The Company was not served with this complaint until the day after it filed its voluntary petition for reorganization. Subsequent to the Company's filing, certain of the other defendants filed motions to dismiss the action on the grounds that the California court lacked personal jurisdiction over them, and the California court granted the motion and dismissed the action as to those defendants on October 26, 2001.

The Company has determined that it is not possible at this time to predict the final outcome of these proceedings or to establish a reasonable estimate of possible damages, if any, or reasonably to estimate the range of possible damages that may be awarded to the plaintiffs. Accordingly, no provision with respect to these lawsuits has been made in the Company's consolidated financial statements.

Other Litigation

A complaint was filed in the United States District Court for the District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, usurpation of corporate opportunity, negligent misrepresentation, fraudulent misrepresentation, violation of federal antitrust statutes, tortious interference with contractual relations, tortious interference with prospective contractual relations, tortious interference with prospective business relationships, fraud and abuse of superior bargaining power. This case alleges that plaintiff and Laidlaw Osco Holdings, Inc. (now Safety-Kleen Osco Holdings, Inc.) agreed to form a corporation to own and develop a hazardous waste treatment facility in Mississippi.

On November 6, 2000, a complaint was filed in the United States District Court for the District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, negligent misrepresentation, fraudulent misrepresentation, violation of federal and state antitrust statutes, tortious interference with prospective business relationships, fraud, and abuse of superior bargaining power. This case alleges that plaintiff was injured as a result of the Company's 1994 acquisition of United States Pollution Control, Inc., a company that was developing a hazardous waste project in Mississippi in a joint venture with the plaintiff. On June 14, 2001, the court entered an order consolidating this action with the action detailed above. Although the claims against the Company have been stayed, plaintiffs have filed Proofs of Claim in the Company's bankruptcy case and have moved the Bankruptcy Court to modify the automatic stay to allow them to pursue their claims against the Company. On July 29, 2002, the Company filed a motion to disallow the claims.

In December 2001, Gonzales, Inc. d/b/a Golden State Transportation ("Golden State") and 22 current and former employees and agents of Golden State were indicted as part of a 42-count federal criminal proceeding. The case was filed before the United States District Court for the District of Arizona. The indictment alleges that the defendants were engaged in a conspiracy, spanning over a two-year period, to transport and harbor illegal aliens within the United States. As part of the indictment, the U.S. Government has sought a forfeiture of substantially all of Golden State's assets and obtained a restraining order restricting access to bank accounts and restraining certain other real property and vehicles. The restraining order allows Golden State to continue to operate its business in the ordinary course and the order has been relaxed in certain respects. Golden State and the individuals have pled not guilty to the charges. No trial date has been set for this case. Golden State is currently in the process of obtaining and assessing the significant volume of evidence amassed by the U.S. government. The Company, through its ownership in Greyhound, has a 51.4% ownership interest in Golden State and, as such, includes Golden State's results of operations and financial condition in the Company's Consolidated Financial Statements. At June 30, 2002, the Company's investment in Golden State totaled $2.5 million. In addition, Greyhound leases to, or guarantees the leases of, 67 of Golden State's buses and the Company has a receivable of approximately $1.0 million due from Golden State. These buses are subject to $12.1 million of third-party liens, which management has estimated to be the approximate fair market value of the buses.

The Company has determined that it is not possible at this time to predict the final outcome of these proceedings or to establish a reasonable estimate of possible damages, if any, or to reasonably estimate the range of possible damages that may be awarded to the plaintiffs.

Accordingly, no provision with respect to these proceedings has been made in the Company's consolidated financial statements.

Healthcare Services Issues

A substantial majority of the Company's healthcare services revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that will revise the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. Rule changes in this area will impact the business of the Company. The Company has implemented a plan to mitigate potential adverse effects of rule changes on its business.

The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures to assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. These reviews are covering periods prior to the Company's acquisition of the operations of certain businesses, as well as for periods after acquisition. Management believes that the remedies existing under specific purchase agreements and accruals established in the consolidated financial statements are sufficient.

Potential Pension Plan Funding Requirements

Subsidiaries of the Company, sponsor 14 defined benefit pension plans, the most significant of which, the Amalgamated Transit Union (the "ATU") Plan covers approximately 14,500 current and former employees, of the Company's subsidiary, Greyhound Lines, Inc. ("Greyhound"), fewer than 1,200 of which are active employees of Greyhound. The ATU Plan was closed to new participants in 1983 and over 85% of its participants are over the age of 50. Based on the current terms of the ATU Plan and current law, Greyhound estimates that the Company will be required to make minimum annual contributions to the ATU Plan over the next five years (although no contributions are projected over the next two years) of between $64 million and $91 million. These estimates are based on a continuation of the freeze of wage and service accruals under the ATU Plan and on various assumptions relating to future discount rates, mortality rates, returns on the investment of the assets of the ATU, and applicable U.S. legal requirements. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations or legislation will not result in changes in the prescribed actuarial mortality table and discount rates, that there will not be market driven changes in the discount rates, or that actual experience will not otherwise vary from current circumstances or assumptions, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Note 7 – Capital stock
($ in millions except per share amounts)

(a) Authorized

An unlimited number of Common Shares.

An unlimited number of First, Second, Third and Fourth Preference Shares, each of which is issuable in series, are authorized. Unlimited numbers are designated as First Preference Shares Series E, Convertible First Preference Shares Series F and Convertible First Preference Shares Series G.

(b) Issued and fully paid preference shares

	February 28, 2002	August 31, 2001
5% Cumulative Convertible First Preference Shares Series G; issued at Cdn. $20 per share, redeemable at the Company's discretion, at Cdn. $20 per share; issued and outstanding 528,770 (August 31, 2001 – 528,770)	**$7.9**	$7.9

(c) Material changes in all classes of Capital Stock since March 1, 1999

During fiscal 2000, the Company purchased 4,710,900 Common Shares for cancellation at a total cost of $26.1 million.

(d) Employee stock options plans

At February 28, 2002, a total of 6,437,450 options to purchase Common Shares were outstanding under the 1991 Employee Stock Option Plan and 7,970,668 were outstanding under the 1998 Employee Stock Option Plan. Of these options; 1,146,393 vested and became exercisable on October 1, 2000 and terminate, subject to conditions of services, on September 30, 2005. Another 5,319,575 options vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003. These options vest immediately upon a change of control of the Company and are for a term of ten years. All other options granted under these two plans are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each twelve month period thereafter on a cumulative basis during the succeeding four years. The plans provide for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service and, in certain circumstances, a non-competition agreement.

At February 28, 2002, August 31, 2001 and February 28, 2001, the aggregate options outstanding entitled holders to purchase, 14,408,118; 14,408,118 and 14,722,793 Common Shares, respectively, at prices ranging from Cdn. $7.625 - $20.30 and U.S. $0.875 - $15.25.

During the six months ended February 28, 2002, no Common Shares were issued under the plans (February 28, 2001 – no Common Shares).

If the plan of reorganization (as described in Note 1) is approved, the stock option plans will be terminated and all outstanding options will be cancelled.

(e) Directors' stock option plan

At February 28, 2002; 297,000 Common Shares were reserved for issuance on the exercise of options granted under the directors' stock option plan. All options under this plan are for a term of ten years from the date of the grant and become exercisable with respect to 20% of the total number of shares subject to the option on each of the five successive anniversaries of the date of the grant. Options are subject to certain conditions of service.

At February 28, 2002, August 31, 2001, and February 28, 2001, the aggregate options outstanding entitled non-executive directors to purchase 180,000; 180,000 and 180,000 Common Shares, respectively, at prices ranging from Cdn. $14.30 to $19.90 and US$8.00 per share.

During the six months ended February 28, 2002, no Common Shares were issued under the plan (February 28, 2001 – no Common Shares).

If the plan of reorganization (as described in Note 1) is approved, the stock option plan will be terminated and all outstanding options will be cancelled.

(f) Employee stock purchase plans

During 1999, the Company established the Employee Stock Purchase Plans (the "Plans"). The Plans are available to all non-unionized hourly and salaried employees of the Company, and its subsidiaries meeting certain eligibility requirements. Each eligible employee, who enrolled in the Plans, may elect to withhold from 1% to 10% of his or her salary or hourly earnings to a maximum $10,000 ($10,000 CDN for Canadian employees) in any six month stock purchase period. The accumulated payroll deductions are used to purchase Common Shares of the Company at a price equal to 85% of the lower of the fair market value of the Common Shares on the first and last days of the stock purchase period. Contributions have been suspended with effect from January 1, 2000.

During the six months ended February 28, 2002, no Common Shares (February 28, 2001 – no Common Shares) were issued under the Plans.

If the plan of reorganization (as described in Note 1) is approved, the Plans will be terminated.

Note 8 – Goodwill impairment loss

During the three months ended November 30, 2001, the Company incurred a goodwill impairment charge of $123.5 million in the Greyhound business. The Company reviewed the value assigned to goodwill, because the following factors indicated that a permanent impairment in value existed at the Greyhound operations: a significant decrease in the market value of the business primarily due to the effect of the September 11, 2001 terrorist attacks, the October 3, 2001 incident involving a Greyhound passenger and also general negative economic conditions. The goodwill impairment was calculated based on independent valuations of the underlying business. The Company is continuing to review its ability to recover the carrying value of goodwill. Upon completion of this review it is anticipated that further goodwill impairment charges will be taken during the third quarter of fiscal 2002.

Note 9 – Other Financing Related Expenses

During the six months ended February 28, 2002, the Company incurred $29.5 million (February 28, 2001 – $33.7) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1. Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.

Note 10 – Segmented Information

The Company has three reportable segments: Contract Bus services, Greyhound and Healthcare services. The Contract Bus services segment consists of two operating units. One unit provides school bus transportation throughout Canada and the United States. The other unit provides municipal and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. The Healthcare services segment consists of two operating units. One unit provides healthcare transportation services in the United States and the other provides emergency management services in the United States.

In addition to now reporting the Healthcare businesses as a segment (refer to Note 3), the Company has changed the reportable segments as compared to the prior year. The former Education services segment, which consisted of the school bus transportation operations, has been combined with the municipal and paratransit operations to form the Contract Bus services segment. The former Inter-city, Transit & Tour services segment, which consisted of the Greyhound operations and the municipal and paratransit operations, now consists only of the Greyhound operations and the segment has been renamed Greyhound.

The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization. The accounting policies of the reportable segments are the same as those described in Note 2 of the Notes to the Consolidated Financial Statements as at August 31, 2001. The Company's reportable segments are business units that offer different services and are each managed separately.

Services

Six months ended February 28, ($ in millions)	**2002**	2001
	Contract Bus Services	
Revenue	**$1,001.3**	$986.6
Income from operations before depreciation and amortization	**202.5**	197.0
Income from operations	**92.7**	85.1
	Greyhound	
Revenue	**$565.7**	$583.3
Income (loss) from operations before depreciation and amortization*	**(105.2)**	26.5
Loss from operations*	**(133.7)**	(4.8)
	Healthcare Services	
Revenue	**$700.4**	$704.2
Income from operations before depreciation and amortization	**49.5**	65.1
Income from operations	**20.4**	27.7

Consolidated

Six months ended February 28, ($ in millions)	**2002**	2001
Revenue	**$2,267.4**	$2,274.1
Income from operations before depreciation and amortization*	**146.8**	288.6
Depreciation expense	**148.6**	145.3
Amortization expense	**18.8**	35.3
Income (loss) from operations*	**(20.6)**	108.0
Interest expense	**(14.9)**	(161.4)
Other financing related expenses	**(29.5)**	(33.7)
Other income (loss)	**7.1**	(1.0)
Income tax expense	**(3.2)**	(4.5)
Loss from continuing operations	**($61.1)**	($92.6)

**Includes a goodwill impairment charge of $123.5 million in the three months ended November 30, 2001 (See Note 8).*

Note 11 – Condensed combined financial statements of entities in reorganization proceedings

Condensed Combined Consolidating Statement of Operations
Six months ended February 28, 2002

($ in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Consolidated Totals
Revenue	$ -	$2,267.4	$2,267.4
Operating expenses	5.6	2,282.4	2,288.0
Intercompany charges (income)	(30.0)	30.0	-
Income (loss) from operating segments	24.4	(45.0)	(20.6)
Interest expense, net of other income (loss)	(2.0)	(5.8)	(7.8)
Intercompany interest income (expense)	166.0	(166.0)	-
Other financing related expenses	(21.6)	(7.9)	(29.5)
Income (loss) before income taxes	166.8	(224.7)	(57.9)
Income tax expense	(0.7)	(2.5)	(3.2)
Net income (loss)	$166.1	($227.2)	($61.1)

Condensed Combined Consolidated Balance Sheet
As of February 28, 2002

($ in millions)	*Entities in Reorganization Proceedings*	*Entities not in Reorganization Proceedings*	Eliminations	Consolidated Totals
ASSETS:				
Current assets	$87.7	$1,099.7	$ -	$1,187.4
Intercompany receivables	4,452.3	-	(4,452.3)	-
Long-term investments	12.7	348.6	-	361.3
Property and equipment	3.8	1,608.6	-	1,612.4
Goodwill	-	891.8	-	891.8
Other assets	-	72.5	-	72.5
	$4,556.5	$4,021.2	($4,452.3)	$4,125.4
LIABILITIES:				
Current liabilities	$20.9	$559.4	$ -	$580.3
Intercompany payables	-	4,452.3	(4,452.3)	-
Non-current liabilities	18.0	603.1	-	621.1
Liabilities subject to compromise	3,978.5	-	-	3,978.5
SHAREHOLDERS' (DEFICIENCY) EQUITY	539.1	(1,593.6)	-	(1,054.5)
	$4,556.5	$4,021.2	($4,452.3)	$4,125.4

Condensed Combined Consolidating Statement of Cash Flows
Six months Ended February 28, 2002

($ in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Consolidated Totals
Net cash provided by operating activities	$34.3	$76.0	$110.3
Cash flows from investing activities:			
Purchase of property and equipment and other assets, net of proceeds from sale	$ -	($78.1)	($78.1)
Net increase in long-term investments	-	(9.2)	(9.2)
Expended on acquisitions	-	(0.5)	(0.5)
Proceeds from sale of assets	1.2	3.0	4.2
Net cash provided by (used in) investing activities	$1.2	($84.8)	($83.6)
Cash flows from financing activities:			
Net repayments of long-term debt	$ -	($13.9)	($13.9)
Net cash used in financing activities	$ -	($13.9)	($13.9)
Net increase (decrease) in cash and cash equivalents	$35.5	($22.7)	$12.8
Cash and cash equivalents at:			
Beginning of period	41.9	239.3	281.2
End of period	$77.4	$216.6	$294.0

Note 12 – Canadian and United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP that conform in all material respects with U.S. GAAP, except as follows:

(1) Consolidated Financial Statements

Six months ended February 28, ($ in millions)	**2002**	2001
Net loss in accordance with Canadian GAAP	**($61.1)**	($90.0)
Effects of differences in accounting for:		
Costs of start-up activities (a)	**7.0**	5.5
Reversal of impairment charge under Canadian GAAP (b)	**123.5**	-
Additional goodwill amortization (b)	**(29.1)**	(12.7)
Net income (loss) in accordance with U.S. GAAP	**40.3**	(97.2)
Other Comprehensive income (loss), net of tax (c):		
Unrealized gains (losses) on securities:		
Unrealized holding gains arising during the period (net of $NIL in taxes in 2002; 2001 - NIL)	**6.5**	0.4
Less: reclassification adjustments for realized holding losses included in net income (net of $1.0 in taxes in 2001)	**-**	6.0
	6.5	6.4
Foreign currency translation adjustments arising during the period (net of $NIL in taxes in 2002; 2001 – NIL)	**(12.9)**	1.8
Unfunded accumulated pension obligation adjustment (net of $NIL taxes in 2002; 2001 – NIL)	**(78.6)**	-
Other comprehensive income (loss)	**(85.0)**	8.2
Comprehensive loss	**($44.7)**	($89.0)
Basic and diluted comprehensive loss per share	**($0.14)**	($0.27)

The amounts in the consolidated balance sheets that materially differ from those reported under Canadian GAAP are as follows: ($ in millions)

	February 28, 2002		August 31, 2001*	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:				
Other current assets (a)	**$59.2**	**$56.1**	$70.3	$62.6
Long-term investments (c)	**361.3**	**368.7**	339.6	340.5
Pension asset (c)	**43.8**	**10.4**	45.2	45.2
Goodwill (b)	**891.8**	**3,014.7**	1,034.8	3,063.3
Deferred charges (a)	**28.7**	**19.4**	31.6	19.9
Liabilities and Shareholders' Deficiency:				
Other long-term liabilities (c)	**374.7**	**414.1**	373.6	367.8
Cumulative foreign currency translation adjustments (c)	**(182.2)**	**-**	(169.3)	-
Deficit (a and b)	**(3,102.8)**	**(992.3)**	(3,041.7)	(1,032.6)
Accumulated other comprehensive loss (c)	**-**	**(247.6)**	-	(162.6)

**Refer to Note 24 of the Notes to the Consolidated Financial Statements as at August 31, 2001.*

(a) Reporting on the costs of start-up activities

In April 1998, the AICPA issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities", ("SOP 98-5"), effective for periods beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing a new operation. Activities related to mergers or acquisitions are not considered start-up activities and, therefore, SOP 98-5 does not change the accounting for such items for U.S. GAAP reporting purposes. The $7.0 million (February 28, 2001 - $5.5 million) represents the amortization of deferred start-up activities, which would not be required under U.S. GAAP, reduced by start-up activity costs capitalized under Canadian GAAP during the quarter.

(b) Goodwill impairment

During the fourth quarter of fiscal 2001, the Company changed its method of measuring goodwill impairment for Canadian GAAP. The method of impairment is now based on the estimated fair value of goodwill determined from independent valuations of the underlying business. The current U.S. GAAP and the Company's former method of measuring goodwill impairment is based on the ability to recover the unamortized balance of goodwill from expected future operating cash flows on an undiscounted basis.

The effect of the difference in policy between Canadian GAAP and U.S. GAAP was to produce (i) during the fourth quarter of fiscal 2001 a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill for fiscal 2001 by $1,105.1 million and (ii) during the first quarter of fiscal 2002, a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill by $123.5 million (See Note 8). Under U.S. GAAP, the above mentioned impairment charges do not exist. In addition, during fiscal 1999, the Canadian GAAP policy produced an additional $974.0 million goodwill impairment charge over and above the goodwill impairment charge taken for U.S. GAAP. As a result of the reduced goodwill impairment charges, additional goodwill amortization totalling $29.1 million (February 28, 2001 - $12.7 million), has been recorded.

(c) Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as: "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners." The comprehensive income statement reconciles the reported net income (loss) to the comprehensive income (loss) amount.

Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions", required the Company to record an increase in the additional minimum liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders' equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. This separate component would be reported under the caption "Accumulated other comprehensive loss".

Accumulated other comprehensive loss is comprised of the following: ($ in millions)

	Unrealized Gain (Loss) on Securities		**Foreign Currency Items**		**Pension Adjustment**		**Accumulated Other Comprehensive Loss**	
Six months ended February 28,	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Beginning balance	**$0.9**	($5.3)	**($169.3)**	($165.0)	**$5.8**	$5.8	**($162.6)**	($164.5)
Current period change	**6.5**	6.4	**(12.9)**	1.8	**(78.6)**	-	**(85.0)**	8.2
Ending balance	**$7.4**	$1.1	**($182.2)**	($163.2)	**($72.8)**	$5.8	**($247.6)**	($156.3)

(2) Recent accounting developments

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies criteria for intangible assets acquired in a business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company is required to adopt the provisions of SFAS No. 141 immediately for new transactions and SFAS No. 142 effective September 1, 2002.

The Company's existing goodwill and intangible assets will continue to be amortized prior to the adoption of SFAS No. 142. SFAS 141 requires that, upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all recorded intangible assets, and make any necessary amortization period adjustments by February 28, 2003. Additionally, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 by November 30, 2002. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle for U.S. GAAP reporting.

As of September 1, 2002, under U.S. GAAP, the Company expects to have unamortized goodwill of approximately $3.0 billion, which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense, under U.S. GAAP, related to goodwill was $85.4 million and $86.8 million for the years ended August 31, 2001 and 2000, respectively. The Company believes it will likely incur a significant write-down, under U.S. GAAP, in the value of its goodwill at the earlier of its emergence from reorganization, because of "fresh-start" accounting, as provided by SOP 90-7, or the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on September 1, 2002. The Company does not anticipate any impact from the initial adoption of SFAS No. 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of "and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for Consolidated Financial Statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 at the earlier of its emergence from reorganization or September 1, 2002. The new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company does not anticipate any impact from the initial adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," that supersedes previous guidance, among other things, for the reporting of gains and losses from extinguishment of debt and accounting for leases. SFAS No. 145 requires that only gains and losses from the extinguishment of debt that meet the requirements for classification as "Extraordinary Items," as prescribed in APB No. 30, should be disclosed as such in the financial statements. Previous guidance required all gains and losses from the extinguishment of debt to be classified as "Extraordinary Items". This portion of SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with restatement of prior periods required. In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", as it relates to accounting by a lessee for certain lease modifications. Under SFAS No. 13, if a capital lease is modified in such a way that the change gives rise to a new agreement classified as an operating lease, the assets and obligations are removed, a gain or loss is recognized and the new lease is accounted for as an operating lease. Under SFAS No. 145, capital leases that are modified so the resulting lease agreement is classified as an operating lease are to be accounted for under the sale-leaseback provisions of SFAS No. 98, "Accounting for Leases". These provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002. The Company will apply SFAS No. 145 as required. Adoption of SFAS No. 145 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flow.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No. 94-3 – "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring"). SFAS 146 requires that a liability for a cost associated and exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS 146 is effective for fiscal years beginning after December 31, 2002, with early application encouraged. The Company is in the process of assessing the impact of adopting SFAS 146.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (All dollar amounts are stated in United States dollars)

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying footnotes. The Company's management is responsible for presentation and preparation of the consolidated financial statements and accompanying footnotes, this management discussion and analysis ("MD&A"). The Board of Directors is responsible for reviewing and approving the financial information contained in any filing, including the MD&A, and overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of internal controls, management and control of major risk areas and assessment of significant and related party transactions.

General

Voluntary petitions for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL") Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). The Debtors' chapter 11 cases are being jointly administered under Case #01-14099K. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, pre-petition liabilities are subject to settlement under such a plan of reorganization.

Ability to continue operations

The consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. There is substantial doubt about the Company's ability to continue as a "going concern" based on circumstances related to the filing of the voluntary petitions for reorganization described above, including the Company's financial position. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" basis were not appropriate for the consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that may ultimately result from the adoption of "fresh start" accounting.

Recontinuance of healthcare businesses

During the fourth quarter of fiscal 2001, it also was determined that the Healthcare services businesses no longer qualified under the accounting rules for classification as discontinued operations because the company no longer had a formal plan of disposal. With the uncertainty in the healthcare equity and debt markets, management believed that the sales of the Healthcare businesses were no longer in the best interests of the Company's stakeholders. As a result, the Company intends to operate the Healthcare services businesses with a view towards maximizing long-term value. The Healthcare services operating results for the prior years, which previously were reported as discontinued operations, have been reclassified as continuing operations. The discussion and analysis that follows is based on giving retroactive effect of the recontinuance of the Healthcare businesses.

Segment reporting

In addition to now reporting the Healthcare businesses as a segment, the Company has changed for all prior periods described in this report the reportable segments as compared to the prior year. The former Education services segment, which consisted of the school bus transportation operations, has been combined with the municipal and paratransit operations to form the Contract Bus services segment. The former Inter-city, Transit & Tour services segment, which consisted of the Greyhound operations and the municipal and paratransit operations, now consists only of the Greyhound operations and the segment has been renamed Greyhound.

Results of Operations

Three Months Ended February 28, 2002 compared with
Three Months Ended February 28, 2001

	Percentage of Revenue		Percentage Increase (Decrease)
Three months ended February 28,	**2002**	2001	**2002 Over 2001**
Revenue	**100.0%**	100.0%	**-%**
Operating expenses	**78.9**	80.1	**(1.5)**
Selling, general and administrative expenses	**10.0**	9.7	**4.1**
Depreciation expense	**6.8**	6.5	**3.5**
Amortization expense	**0.8**	1.6	**(49.4)**
Income from operating segments	**3.5**	2.1	**67.5**
Interest expense	**(0.7)**	(7.4)	**(90.4)**
Other financing related expenses	**(1.3)**	(1.5)	**(12.3)**
Other income	**0.4**	0.3	**24.3**
Income (loss) from continuing operations before income taxes	**1.9**	(6.5)	**128.6**
Income tax expense	**(0.2)**	(0.2)	**(22.7)**
Income (loss) from continuing operations	**1.7**	(6.7)	**125.5**
Loss from discontinued operations	**-**	-	**-**
Net income (loss)	**1.7**	(6.7)	**125.3**

Revenue

The sources of revenue and changes by business segment are as follows: ($ in millions)

	Revenue For the Three Months Ended February 28,				Percentage Increase(Decrease) For the Three Months Ended February 28,	
	2002		2001		**2002 Over 2001**	2001 Over 2000
Contract Bus services	**$474.3**	**42.9%**	$462.8	41.9%	**2.5%**	0.1%
Greyhound	**281.5**	**25.5**	289.1	26.1	**(2.6)**	8.3
Healthcare services	**349.8**	**31.6**	353.4	32.0	**(1.0)**	0.1
	$1,105.6	**100.0%**	$1,105.3	100.0%	**-**	2.1

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

	Percentage Increase (Decrease) Three Months Ended February 28,	
	2002 Over 2001	2001 Over 2000
Increase in revenue as a result of acquisitions		
Contract Bus services	**-%**	0.4%
Greyhound	**0.1**	0.4
Healthcare services	**-**	-
Subtotal	**0.1**	0.8
Foreign exchange rate changes		
Contract Bus services	**(0.2)**	(0.1)
Greyhound	**(0.2)**	(0.2)
Healthcare services	**-**	-
Subtotal	**(0.4)**	(0.3)
Other, primarily through price and volume changes		
Contract Bus services	**1.2**	(0.2)
Greyhound	**(0.5)**	1.8
Healthcare services	**(0.4)**	-
Subtotal	**0.3**	1.6
Total	**-%**	2.1%

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

	Percentage Increase (Decrease) Three Months Ended February 28,	
	2002 Over 2001	2001 Over 2000
Contract Bus services		
Increase in revenue as a result of acquisitions	**-%**	1.0%
Foreign exchange rate changes	**(0.4)**	(0.3)
Other, primarily through price and volume changes	**2.9**	(0.6)
Total	**2.5%**	0.1%
Greyhound		
Increase in revenue as a result of acquisitions	**0.2%**	1.4%
Foreign exchange rate changes	**(0.9)**	(0.6)
Other, primarily through price and volume changes	**(1.9)**	7.5
Total	**(2.6%)**	8.3%
Healthcare services		
Increase in revenue as a result of acquisitions	**-%**	0.2%
Foreign exchange rate changes	**-**	-
Other, primarily through price and volume changes	**(1.0)**	(0.1)
Total	**(1.0%)**	0.1%

Increased revenue in the Contract Bus services segment is primarily attributable to price and volume growth, which were primarily driven by contract price increases and the inclusion of additional routes. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the Greyhound segment is primarily attributable to a decline in passengers partially offset by price increases over the same period last year. The decline in passengers was due to reduced ridership and travel service cancellations because of the impact of the September 11, 2001 terrorist attacks, the October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The increase in price was due to a significant increase in the average trip length. This increase in trip length was a result of some airline passengers preferring to travel via bus rather than taking an airplane after September 11, 2001. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the healthcare services segment is primarily due to the exiting of unprofitable contracts in the emergency department management business.

Acquisitions by segment completed during the quarter and the estimated aggregate annualized revenue acquired as at the dates of acquisition are as follows: ($ in millions)

	Number of Acquisitions		Annualized Revenue (Approximate)	
Three Months Ended February 28,	**2002**	2001	**2002**	2001
Contract Bus services	**2**	-	**$1.0**	$ -
Greyhound	-	-	-	-
Healthcare services	-	-	-	-
	2	-	**$1.0**	$ -

For each of the periods described below, revenue and changes in revenue from geographic components are as follows: ($ in millions)

	Revenue For the Three Months Ended February 28,				Percentage Increase(Decrease) For the Three Months Ended February 28,	
	2002		2001		**2002 Over 2001**	2001 Over 2000
United States	**$1,020.5**	**92.3%**	$1,018.8	92.2%	**0.2%**	2.3%
Canada	**85.1**	**7.7**	86.5	7.8	**(1.6)**	0.6
	$1,105.6	**100.0%**	$1,105.3	100.0%	-	2.1

Income from operations before depreciation and amortization expenses, cost of operations and operating profit margins before depreciation and amortization expenses

Income from operations before depreciation and amortization expenses and changes by segment are as follows: ($ in millions)

	Income From Operations Before Depreciation and Amortization Expenses For the Three Months Ended February 28,				Percentage Increase(Decrease) For the Three Months Ended February 28,	
	2002		2001		**2002 Over 2001**	2001 Over 2000
Contract Bus services	**$84.8**	**69.3%**	$77.3	68.4%	**9.7%**	(20.0%)
Greyhound	**13.1**	**10.7**	5.2	4.6	**151.9**	(52.3)
Healthcare services	**24.5**	**20.0**	30.6	27.0	**(19.9)**	537.5
	$122.4	**100.0%**	$113.1	100.0%	**8.2**	0.7

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability represent the major components of the cost of operations. Operating costs as a percentage of revenue for the three months ended February 28, 2002 were 88.9%, compared with 89.8% in 2001.

The decrease in operating costs as a percentage of revenue in the three months ended February 28, 2002 was due to the increase in margins experienced at the Contract Bus and Greyhound segments described below.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses of the individual segments and consolidated margins are as follows:

Three Months Ended February 28,	**2002**	2001
Contract Bus services	**17.9%**	16.7%
Greyhound	**4.7**	1.8
Healthcare services	**7.0**	8.7
Consolidated	**11.1**	10.2

For the three months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses in the Contract Bus services segment was 17.9% compared to 16.7% for the three months ended February 28, 2001. Price increases, reduced accident claims costs at the education services operations, the favorable margin impact of high-margin new business offsetting low-margin business lost, and reduced fuel prices, more than offset the increases in wages and benefits experienced throughout the segment and increased accident claims costs at the public transit operations.

In the three months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses in the Greyhound segment was 4.7% compared to 1.8% for the three months ended February 28, 2001. The increase in the operating margin is primarily from the prior period incurring an increase in accident claims reserves based on a six-month actuarial review, reduced advertising spending and reduced driver hiring and training costs in the current period because of reduced overall ridership. Partially offsetting these positive contributions to the margins was reduced ridership, an increase in the proportion of revenue derived from long haul ticket sales, increased security costs and increased pension expense. The decrease in overall ridership is because of the impact of the September 11, 2001 terrorist attacks, the October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The revenue mix change is the result of some airline passengers preferring to travel via bus rather than taking an airplane after September 11, 2001. Security costs have increased in response to the September 11 and October 3, 2001 incidents. Pension expense increases are due to lower investment returns on the pension assets and a lower discount rate used to determine the pension liability.

In the three months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses in the healthcare services segment was 7.0% compared to 8.7% for the three months ended February 28, 2001. The decrease in the operating margin is primarily due to an increase in wages to remain competitive in a tight labor market, an increase in health and welfare benefits due to premium increases and an increase in accident claims costs.

Depreciation expense

Depreciation expense for the three months ended February 28, 2002 increased slightly to $74.7 million from $72.2 million in the prior period.

Amortization expense

Amortization expense for the three months ended February 28, 2002 decreased to $9.0 million from $17.8 million in the prior period. The decrease is a result of the goodwill impairment charges totaling $1,105.1 million taken in the fourth quarter of fiscal 2001 and the $123.5 million goodwill impairment charge taken in the first quarter of fiscal 2002.

Interest expense

In the three months ended February 28, 2002, interest expense decreased by 90.4% to $7.8 million from $81.3 million in 2001. No interest expense was accrued on prepetition debt of the Debtors for the three months ended February 28, 2002. The total interest on prepetition debt that was not accrued during the quarter was approximately $66.8 million. Including this interest, total interest expense for the three months ended February 28, 2002 would have been approximately $74.6 million, representing a 8.2% decrease from the prior period. The majority of this decrease was due to a decrease in the cost of borrowing as a result of prevailing economic conditions.

Other financing related expenses

During the three months ended February 28, 2002, the Company incurred $15.0 million (February 28, 2001 – $17.1 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements. Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debentures holders and related to the voluntary petition for reorganization.

Other income

Other income increased by $1.1 million to $4.6 million in the quarter ended February 28, 2002. The increase relates to higher returns on the Company's investment portfolio.

Income tax expense

During the three months ended February 28, 2002, the Company incurred an income tax expense totaling $1.7 million (February 28, 2001 - $2.2 million income tax expense). The amounts represent the Company's estimate of the cash taxes owing for the respective periods.

Income (loss) from continuing operations

Income (loss) from continuing operations, before other financing related expenses, for the quarter ended February 28, 2002, increased to income of $33.8 million or $0.10 per share compared with a loss of $56.7 million or $0.17 per share for the quarter ended February 28, 2001. This increase is due primarily to the factors discussed previously.

Other financing related expenses during the three months ended February 28, 2002 totaling $15.0 million ($0.04 per share) (February 28, 2001 - $17.1 million, or $0.05 per share) were incurred during the quarter as a result of (i) events of default under the Facility (ii) events of default on the Debentures and (iii) the voluntary petition for reorganization.

In total, the income from continuing operations was $18.8 million or $0.06 per share in the quarter compared with a loss of $73.8 million or $0.23 per share for the quarter ended February 28, 2001.

The weighted average number of Common Shares outstanding during the quarter remained unchanged at 325.9 million.

Income (loss) from discontinued operations

During the fourth quarter of fiscal 2001, it was determined that the Healthcare services businesses no longer qualified under the accounting rules for classification as discontinued operations because the Company no longer had a formal plan of disposal. With the uncertainty in the healthcare equity and debt markets, management believed that the sales of the healthcare businesses were no longer in the best interest of the Company's stakeholders. As a result, the Company intends to operate the Healthcare services businesses with a view towards maximizing long-term value. The Healthcare services operating results of the prior years, which previously were reported as discontinued operations, have been reclassified as continuing operations.

The loss from discontinued operations of $0.5 million recorded during the three months ended February 28, 2001 represents the increase in the provision for loss on sale of discontinued operations arising from the operating profit of $0.5 million during the quarter.

Net income (loss) and income (loss) per share

In total, a net income of $18.8 million or $0.06 per share was incurred in the quarter ended February 28, 2002, compared to a net loss of $74.3 million or $0.23 per share in 2001.

Results of Operations

Six Months Ended February 28, 2002 compared with
Six Months Ended February 28, 2001

	Percentage of Revenue		Percentage Increase (Decrease)
Six Months ended February 28,	**2002**	2001	**2001 Over 2000**
Revenue	**100.0%**	100.0%	**(0.3)%**
Operating expenses	**78.3**	77.4	**0.8**
Selling, general and administrative expenses	**9.8**	9.9	**(1.3)**
Depreciation expense	**6.6**	6.4	**2.3**
Amortization expense	**0.8**	1.6	**(46.7)**
Goodwill impairment loss	**5.4**	-	**-**
Income (loss) from operating segments	**(0.9)**	4.7	**N/M**
Interest expense	**(0.7)**	(7.1)	**(90.8)**
Other financing related expenses	**(1.3)**	(1.5)	**(12.5)**
Other income (loss)	**0.3**	-	**N/M**
Loss from continuing operations before income taxes	**(2.6)**	(3.9)	**(34.3)**
Income tax expense	**(0.1)**	(0.2)	**(28.9)**
Loss from continuing operations	**(2.7)**	(4.1)	**(34.0)**
Income from discontinued operations	**-**	0.1	**-**
Net loss	**(2.7)**	(4.0)	**(32.1)**

Revenue

The sources of revenue and changes by business segment are as follows: ($ in millions)

	Revenue For the Six Months Ended February 28,				Percentage Increase(Decrease) For the Six Months Ended February 28,	
	2002		2001		2002 Over 2001	2001 Over 2000
Contract Bus services	**$1,001.3**	**44.1%**	$986.6	43.4%	**1.5%**	2.4%
Greyhound	**565.7**	**25.0**	583.3	25.6	**(3.0)**	9.4
Healthcare services	**700.4**	**30.9**	704.2	31.0	**(0.5)**	(1.2)
	$2,267.4	**100.0%**	$2,274.1	100.0%	**(0.3)**	2.9

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

	Percentage Increase (Decrease) Six Months Ended February 28,	
	2002 Over 2001	2001 Over 2000
Increase in revenue as a result of acquisitions		
Contract Bus services	**-%**	0.5%
Greyhound	**0.1**	0.5
Healthcare services	**-**	0.3
Subtotal	**0.1**	1.3
Foreign exchange rate changes		
Contract Bus services	**(0.2)**	(0.1)
Greyhound	**(0.2)**	(0.1)
Healthcare services	**-**	-
Subtotal	**(0.4)**	(0.2)
Other, primarily through price and volume changes		
Contract Bus services	**0.8**	0.7
Greyhound	**(0.6)**	1.8
Healthcare services	**(0.2)**	(0.7)
Subtotal	**-**	1.8
Total	**(0.3%)**	2.9%

For each of the periods described below, management's estimates of the components of changes in the revenue of the respective segments are as follows:

	Percentage Increase (Decrease) Six Months Ended February 28,	
	2002 Over 2001	2001 Over 2000
Contract Bus services		
Increase in revenue as a result of acquisitions	**-%**	1.1%
Foreign exchange rate changes	**(0.4)**	(0.2)
Other, primarily through price and volume changes	**1.9**	1.5
Total	**1.5%**	2.4%
Greyhound		
Increase in revenue as a result of acquisitions	**0.2%**	2.3%
Foreign exchange rate changes	**(0.8)**	(0.5)
Other, primarily through price and volume changes	**(2.4)**	7.6
Total	**(3.0%)**	9.4%
Healthcare services		
Increase in revenue as a result of acquisitions	**-%**	0.8%
Foreign exchange rate changes	**-**	-
Other, primarily through price and volume changes	**(0.5)**	(2.0)
Total	**(0.5%)**	(1.2%)

Increased revenue in the Contract Bus services segment is primarily attributable to positive price and volume growth. Contract price increases and additional routes more than offset contracts lost. Contracts lost during the period include contracts in Anchorage, Alaska; Indianapolis, Indiana and the voluntary exit from the contract in Baltimore, Maryland. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the Greyhound segment is primarily attributable to a decline in passengers partially offset by price increases over the same period last year. The passenger declines were due to reduced ridership and travel service cancellations because of the impact of the September 11, 2001 terrorist attacks, the October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The price increase experienced was due to a significant increase in the average trip length. This increase in trip length was a result of some airline passengers preferring to travel via bus rather than taking an airplane after September 11, 2001. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The slight decrease in revenue in the healthcare services segment is primarily due to the exiting of unprofitable contracts in the emergency department management business partially offset by the sale of old accounts receivable previously written off to a third party collection agency.

For each of the periods described below, revenue and changes in revenue from geographic components are as follows: ($ in millions)

	Revenue For the Six Months Ended February 28,				**Percentage Increase (Decrease) For the Six Months Ended February 28,**	
	2002		2001		**2002 Over 2001**	2001 Over 2000
United States	**$2,093.3**	**92.3%**	$2,096.4	92.2	**(0.1%)**	2.9%
Canada	**174.1**	**7.7**	177.7	7.8	**(2.0)**	3.3
	$2,267.4	**100.0%**	$2,274.1	100.0%	**(0.3)**	2.9

Acquisitions by segment completed during the period and the approximate aggregate annualized revenue acquired as at the dates of acquisition are as follows: ($ in millions)

	Number of Acquisitions	
Six Months Ended February 28,	**2002**	2001
Contract Bus services	**2**	-
Greyhound	**-**	-
Healthcare services	**-**	-
	2	-

	Annualized Revenue (Approximate)	
Six Months Ended February 28,	**2002**	2001
Contract Bus services	**$1.0**	**$ -**
Greyhound	**-**	**-**
Healthcare services	**-**	**-**
	$1.0	**$ -**

Income from operations before depreciation and amortization expenses and a goodwill impairment charge, and the cost of operations and operating profit margins before depreciation and amortization expenses and a goodwill impairment charge

Income from operations before depreciation and amortization expenses and a goodwill impairment charge and changes by segment are as follows: ($ in millions)

	Income From Operations Before Depreciation and Amortization Expenses and a Goodwill Impairment Charge For the Six Months Ended February 28,				Percentage Increase (Decrease) For the Six Months Ended February 28,	
	2002		2001		**2002 Over 2001**	2001 Over 2000
Contract Bus services	**$202.5**	**74.9%**	$197.0	68.3%	**2.8%**	(14.6%)
Greyhound	**18.3**	**6.8**	26.5	9.2	**(30.9)**	(17.7)
Healthcare services	**49.5**	**18.3**	65.1	22.5	**(24.0)**	37.1
	$270.3	**100.0%**	$288.6	100.0%	**(6.3)**	(7.0)

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability represent the major components of the cost of operations. Operating costs as a percentage of revenue for the six months ended February 28, 2002 were 88.1%, compared with 87.3% in 2001.

The increase in operating costs as a percentage of revenue in the six months ended February 28, 2002 was due to the decline in margins experienced for the Greyhound and Healthcare segments described below.

For each of the periods described below, the operating profit margins, before depreciation and amortization expenses and a goodwill impairment charge, of the individual segments and consolidated margins are as follows:

Six Months Ended February 28,	**2002**	2001
Contract Bus services	**20.2%**	20.0%
Greyhound	**3.2**	4.5
Healthcare services	**7.1**	9.2
Consolidated	**11.9**	12.7

For the six months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses in the Contract Bus services segment was 20.2% compared to 20.0% for the six months ended February 28, 2001. Price increases, reduced fuel prices, reduced accident claims costs at the education services operations, and the favorable margin impact of high-margin new business offsetting low-margin business lost, more than offset the increase in wages and benefits experienced throughout the segment and increased accident claims costs at the public transit operations.

In the six months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses and a goodwill impairment charge in the Greyhound segment was 3.2%

compared to 4.5% for the six months ended February 28, 2001. The decrease in the operating margin is primarily from reduced ridership, increased travel service cancellations, an increase in the proportion of revenue derived from long haul, ticket sales, increased security costs, increased accident claims costs and increased pension expense. The decrease in overall ridership is because of the impact of the September 11, 2001 terrorist attacks, the October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The shift in mix of revenue is the result of some airline passengers preferring to travel via bus rather than taking an airplane after September 11, 2001. Security costs have increased in response to the September 11 and October 3, 2001 incidents. Pension expense increases are due to lower investment returns on the pension assets and a lower discount rate used to determine the pension liability. Partially offsetting the above negative contributions to the margins, was reduced spending on advertising and reduced driver hiring and training costs because of the reduced overall ridership.

In the six months ended February 28, 2002, the operating profit margin before depreciation and amortization expenses in the healthcare services segment was 7.1% compared to 9.2% for the six months ended February 28, 2001. The decrease in the operating margin is primarily due to an increase in wages to remain competitive in a tight labor market, an increase in health and welfare benefits due to premium increases and an increase in accident claims costs. Partially offsetting these cost increases was the sale of old accounts receivable previously written-off to a third party collection agency without recourse.

Depreciation expense

Depreciation expense for the six months ended February 28, 2002, increased slightly to $148.6 million from $145.3 million in the prior period.

Amortization expense

Amortization expense for the six months ended February 28, 2002 decreased to $18.8 million from $35.3 million in the prior period. The decrease is a result of the goodwill impairment charges totalling $1,105.1 million taken in the fourth quarter of fiscal 2001 and the $123.5 million goodwill impairment charge taken in the first quarter of fiscal 2002.

Goodwill impairment loss

During the three months ended November 30, 2001, the Company incurred a goodwill impairment charge of $123.5 million in the Greyhound business. The Company reviewed the value assigned to goodwill, because the following factors indicated that a permanent impairment in value existed at the Greyhound operations: a significant decrease in the market value of the business primarily due to the effect of the September 11, 2001 terrorist attacks and the October 3, 2001 incident involving a Greyhound passenger and also general negative economic conditions. The goodwill impairment was calculated based on independent valuations of the underlying businesses. The Company is continuing to review its ability to recover the carrying value of goodwill. Upon completion of this review it is anticipated that further goodwill impairment charges will be taken during the third quarter of fiscal 2002.

Interest expense

In the six months ended February 28, 2002, interest expense decreased by 90.8% to $14.9 million from $161.4 million in 2001. No interest expense was accrued on pre-petition debt of the Debtors for the six months ended February 28, 2002. The total interest on pre-petition debt that was not accrued during the period was approximately $136.8 million. Including this interest, total interest expense for the six months ended February 28, 2002 would have been approximately $151.7 million, representing a 6.0% decrease from the prior period. The majority of this decrease was due to a decrease in the cost of borrowing as a result of prevailing economic conditions.

Other income (loss)

Other income increased by $8.1 million to $7.1 million in the six months ended February 28, 2002. The primary reason for the increase is because the prior period included a loss of $7.1 million on the sale of an investment.

Income taxes

During the six months ended February 28, 2002, the Company incurred an income tax expense totaling $3.2 million (February 28, 2001 - $4.5 million). The amounts represent the Company's estimate of the cash taxes owing for the respective periods.

Income (loss) from continuing operations

Income (loss) from continuing operations, before other financing related expenses and a goodwill impairment loss, for the period ended February 28, 2002 increased to income of $91.9 million or $0.28 per share compared with a loss of $58.9 million or $0.18 per share for the period ended February 28, 2001. This increase is due primarily to the factors discussed previously.

During the three months ended November 30, 2001, a goodwill impairment charge totalling $123.5 million ($0.38 per share) was recorded as a result of indications of permanent impairment.

Other financing related expenses during the six months ended February 28, 2002 totaling $29.5 million ($0.09 per share) (February 28, 2001 - $33.7 million or $0.11 per share) were included during the period as a result of (i) events of default under the Facility, (ii) events of default on the Debentures and (iii) the voluntary petition for reorganization.

In total, the loss from continuing operations was $61.1 million or $0.19 per share in the period compared with a loss of $92.6 million or $0.29 per share for the period ended February 28, 2001.

The weighted average number of Common Shares outstanding during the period remained unchanged at 325.9 million.

Income (loss) from discontinued operations

During the fourth quarter of fiscal 2001, it was determined that the Healthcare services businesses no longer qualified under the accounting rules for classification as discontinued operations because the

Company no longer had a formal plan of disposal. With the uncertainty in the healthcare equity and debt markets, management believed that the sales of the healthcare businesses were no longer in the best interest of the Company's stakeholders. As a result, the Company intends to operate the Healthcare services businesses with a view towards maximizing long-term value. The Healthcare services operating results of the prior years, which previously were reported as discontinued operations, have been reclassified as continuing operations.

The income from discontinued operations of $2.6 million recorded during the six months ended February 28, 2001 represents the reduction in the provision for loss on sale of discontinued operations arising from the operating loss of $2.6 million during the period.

Net loss and loss per share

In total, a net loss of $61.1 million or $0.19 per share was incurred in the six months ended February 28, 2002, compared to a net loss of $90.0 million or $0.28 per share in 2001.

Financial Condition

As of February 28, 2002 and August 31, 2001, the Company's capital consisted of: ($ in millions)

	February 28, 2002		August 31, 2001		**Change**
Long-term debt (including the current portion)	**$271.7**	**7.6%**	$280.2	7.7%	**($8.5)**
Other long-term liabilities	**374.7**	**10.5**	373.6	10.2	**1.1**
Liabilities subject to compromise	**3,978.5**	**111.4**	3,978.5	108.9	**-**
Shareholders' deficiency	**(1,054.5)**	**(29.5)**	(980.5)	(26.8)	**(74.0)**
	$3,570.4	**100.0%**	$3,651.8	100.0%	**($81.4)**

Voluntary petitions for reorganization

On June 28, 2001, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors include the Company and five of its direct and indirect subsidiaries: Laidlaw USA, LIL, LIFC, Laidlaw One, and LTI. The Debtors' chapter 11 cases are being jointly administered under Case #01-14099K. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the CCAA in the Canadian Court. None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, pre-petition liabilities are subject to settlement under such a plan of reorganization.

The $8.5 million decrease in long-term debt is primarily a result of repayments under the Greyhound Lines, Inc. ("Greyhound") facility.

Shareholders' deficiency increased by $74.0 million primarily as a result the net loss of $61.1 million.

Liquidity

Cash provided by continuing operating activities decreased by $12.8 million to $110.3 million, in the six months ended February 28, 2002. In the six months ended February 28, 2001, cash provided by continuing operating activities was $123.1 million.

Since August 31, 2001, working capital, before the current portion of long-term debt, has increased $112.5 million to $632.4 million at February 28, 2002. This increase is primarily a result of working capital associated with the start-up of the new school year.

Approximately $82.0 million of the cash and equivalents and short-term investments and marketable securities are assets of the Company's wholly owned insurance subsidiaries and are used to support the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they would have to be replaced by other suitable financial assurances.

Greyhound Pension

Subsidiaries of the Company, sponsor 14 defined benefit pension plans, the most significant of which, the Amalgamated Transit Union ("ATU") Plan, covers approximately 14,500 current and former employees, of the Company's subsidiary, Greyhound Lines, Inc. ("Greyhound"), fewer than 1,200 of which are active employees of Greyhound. The ATU Plan was closed to new participants in 1983 and over 85% of its participants are over the age of 50. Based on the current terms of the ATU Plan and current law, Greyhound estimates that the Company will be required to make minimum annual contributions to the ATU Plan over the next five years (although no contributions are projected over the next two years) of between $64 million and $91 million. These estimates are based on a continuation of the freeze of wage and service accruals under the ATU Plan and on various assumptions relating to future discount rates, mortality rates, returns on the investment of the assets of the ATU Plan, and applicable U.S. legal requirements. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations or legislation will not result in changes in the prescribed actuarial mortality table and discount rates, that there will not be market driven changes in the discount rates, or that actual experience will not otherwise vary from current circumstances or assumptions, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing. On August 7, 2001, the Bankruptcy Court entered a final order approving the Senior Secured, Super-Priority, Debtor-in-Possession Credit Agreement, dated as of August 8, 2001 (the "DIP Facility"), among the Debtors and Laidlaw Transportation Management Inc. ("LTMI"), as borrowers (collectively, the "Borrowers") and General Electric Capital Corporation, a Delaware corporation, for itself, as a US Lender (as defined in the DIP Facility), and as agent for US Lenders (in such capacity, the "US agent") under the US Facility (as defined below) and the other US Lenders signatory thereto from time to time and General Electric Capital Canada hc., a Canadian corporation (the "Canadian Agent" and together with the US Agent, each an "Agent"), for itself, as a Canadian Lender (as defined in the DIP Facility), and as Canadian Agent for the Canadian Lenders under the Canadian Facility (as defined below) and the other Canadian Lenders signatory thereto from time to time. The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures) (collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full by the Borrowers of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The DIP Facility is comprised of separate commitments from the US Lenders and the Canadian Lenders. The total borrowing available to LIFC, LTMI, LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") from the US Lenders is $180.0 million (the "US DIP Facility"), with a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") from the Canadian Lenders is $20.0 million (the "Canadian DIP Facility"), with a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on a consolidated leverage ratio based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. Each Agent may establish reasonable reserves against availability. The face amount of all letters of credit issued under the DIP Facility is deemed as usage of the DIP Facility. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.50%. Interest is payable monthly in arrears (except for LIBOR, which is payable at the end of the applicable LIBOR period) and calculated on the basis of a 360-day year and actual days elapsed. The Borrowers pay letter of credit fees to each Agent under each facility equal to 2.0% per annum (calculated on the basis of a 360-day year and actual days elapsed) of the face amount of the letters of credit, payable monthly in arrears. The default rate applicable to the loans and outstanding letters of credit is 2.0% above the nondefault applicable margin or letter of credit fees.

Other fees consist of (1) an unused facility fee equal to 0.50% per annum (calculated on the basis of a 360-day year and actual days elapsed) on the average unused daily balance of each facility, payable to each Agent monthly in arrears, and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntarily termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003, the second anniversary of the closing date of the DIP Facility. Finally, the Borrowers and the Guarantors have also paid a $2.0 million fee to the Agents.

To secure the Borrowers' obligations under each facility, the Borrowers granted to each Agent, for the benefit of the lenders, a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted to each Agent a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of February 28, 2002, the Company had no borrowings under the DIP Facility, but issued letters of credit of $19.6 million and had $180.4 million of availability.

The Company was in default as of February 28, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the fiscal quarter ended February 28, 2002. In addition, several operating entities did not meet the minimum permitted capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended February 28, 2002. The Company is in the process of obtaining a waiver from the U.S. lenders and the Canadian lenders under the DIP facility with respect to these defaults.

Additional covenant violations have occurred subsequent to February 28, 2002, for which the Company is also in the process of obtaining waivers from the lenders.

The Greyhound Facility

In October 2000, Greyhound and certain of its subsidiaries (collectively, the "Greyhound Parties") entered into a two-year revolving credit facility (the "Greyhound Facility") with Foothill Capital Corporation ("Foothill") to fund working capital needs and for general corporate purposes. The Greyhound Parties were extended a revolving line of credit in an amount of $125.0 million with a sub-facility of $25.0 million for letters of credit. Letters of credit or borrowings are available under the Greyhound Facility subject to a maximum of $125 million based upon 85% of the appraised wholesale value of certain bus collateral and 50% of the fair market value of certain real property collateral. Borrowings under the Greyhound Facility initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.50% per annum or LIBOR plus 2.0% as selected by the Greyhound Parties. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon the Greyhound Parties' ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Initially, letter of credit fees were 2.00% per annum based upon the maximum amount available to be drawn under each letter of credit. After December 31, 2000, letter of credit fees were based on the then applicable LIBOR margin. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries. The Revolving Credit Facility is subject to certain affirmative and negative operating and financial covenants, including maximum total debt to EBITDA ratio; minimum EBITDA to interest ratio; minimum shareholder's equity; limitation on non-bus capital expenditures; limitations on additional liens, indebtedness, guarantees, asset disposals, advances, investments and loans; and restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company. As of February 28, 2002, the Greyhound Parties were in compliance with all such covenants.

Upon entering into the Greyhound Facility, the Greyhound Parties paid $43.0 million of intercompany amounts due to the Company, with all remaining intercompany amounts then due converting to an intercompany loan subordinate to the Greyhound Facility.

In November 2001, the Greyhound Parties amended the Greyhound Facility whereby the expiration date was extended one year and the letter of credit sub-facility was increased from $25.0 million to $35.0 million. In July 2002, the Greyhound Parties amended the Greyhound Facility to extend the maturity date one year, to October 24, 2004.

As of February 28, 2002, the Company had outstanding borrowings under the Greyhound Facility of $54.0 million, letters of credit of $26.6 million and availability of $44.4 million.

Capital expenditures and capital resources

Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services, increased to $120.4 million (including $42.3 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases) for the six months ended February 28, 2002 from $92.8 million for the six months ended February 28, 2001 (including $21.8 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases). This increase is primarily a result of the Company curtailing capital spending in the prior period due to the Company's financial position at that time.

During the six months ended February 28, 2002, $0.5 million was spent on acquisitions of businesses as compared to no acquisitions of businesses for the six months ended February 28, 2001.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are the Company's most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Claims liability and professional liability reserves

The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from the Company's ultimate liability related to these claims due to changes in the Company's accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases and discount rates.

Revenue recognition in the Healthcare services segment

Revenue is recognized at the time of service and is recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals or directly from patients. Historically, the Company derives approximately 35% of its collections in the Healthcare services segment from Medicare and Medicaid, 8% from contracted hospitals, 50% from private insurers, including prepaid health plans and other sources, and 7% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. The Company has from time to time experienced delays in reimbursement from third-party payors. In addition, third-party payors may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, determined medical necessity, or the need for additional information. Laws and regulations governing the Medicare and Medicaid programs are very complex and subject to interpretation. As a result, there is a reasonable possibility that recorded estimates could change materially. Retroactive adjustments may change the amounts realized from third-party payors. Such amounts are adjusted in future periods, as adjustments become known.

Pension

The determination of the Company's obligation and expense for pension benefits is dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increase as determined by management. In addition, the Company's actuarial consultants also use factors to estimate such items as retirement age and mortality tables. The assumptions and factors used by the Company may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company. During the six months ended February 28, 2002 and subsequently, the Company has experienced a reduction in interest rates and a deterioration in plan returns. If this trend continues, the Company may have to fund the pension plans in future years through actual cash contributions.

Contingencies

As discussed in Note 6 of the Notes to the Consolidated Financial Statements, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain litigation matters disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these proceedings will have a material adverse affect on the Company's consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management's assumptions relating to these proceedings or the actual final resolution of these proceedings.

Risk Factors in the Company

The Company is exposed to a variety of financial, operating and market risks. Some of these risks are within the Company's control; others are not. For controllable risks, the Company applies specific risk management strategies to reduce the likelihood of loss. The following are the risk factors in the Company not already disclosed elsewhere in this report.

Accident claims costs

As discussed above under the "Critical accounting polices", the Company experiences significant costs surrounding accident and professional liability claims and uses estimates and assumptions when providing for the ultimate costs of these incidents. The ultimate costs could materially affect the Company's financial condition and results of operations.

The Company has in place procedures to manage the risk. The first is a comprehensive safety program throughout the Company, which has as its goal to reduce the number of accidents as far as practically possible. An accident avoided represents an accident claims reserve not required. Despite recent accident claims cost increases experienced because of increased medical costs, ultimate settlement amounts and court awards, and increased severity of accidents experienced, the accident frequency as a percentage of revenue has actually declined over the last number of years. Once an accident has incurred, the Company has procedures and settlement practices in place to minimize the ultimate cost to the Company.

Healthcare revenue

In August 1997, the U.S. Federal Government passed the Balanced Budget Act of 1997 (the "Act"), which provides for certain changes to the Medicare reimbursement system. These changes include, among other things, the requirement for the development and implementation of a prospective fee schedule for reimbursement of ambulance services. Prior to these changes, ambulance services were reimbursed from Medicare on a reasonable charge basis.

The Act mandates that this fee schedule be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

The Act also required that beginning January 1, 2001, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount along with the co-pay and deductible paid by the patient as payment in full. Further, the Act stipulates that third-parties may elect to no longer provide payments for cost sharing for co-insurance, or co-payments, for dual qualified (Medicare and Medicaid) beneficiaries.

In January 1999, the Center for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rule making committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment was implemented on April 1, 2002. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

The Company has implemented a plan to mitigate the potential adverse impact from these changes. The plan includes renegotiation of "9-1-1" contracts, adjusting rates and seeking alternative relief from the federal and local governments.

As a result, estimating the revenue from Healthcare services is subject to significant uncertainties and subsequent adjustments to the recorded revenue could be material.

Potential loss of customers

The Debtors' commencement of the Chapter 11 case could adversely affect the Company's relationships with its customers and has already with certain customers. Because of the concern regarding the Company's ability to perform its obligations under its contracts, the Company's existing customers may terminate such contracts. Further, several of the Company's subsidiaries are parties to agreements that permit the customer to cancel its agreement with the subsidiary upon the filing for bankruptcy by the subsidiary's parent company. Consequently, certain contracts of the Company's subsidiaries may be terminated because the Company is a party to the Chapter 11 case. Moreover, in the local county ambulatory services business, the local county may terminate the contract upon such bankruptcy filing of any affiliates and fulfill the Company's obligations itself through the use of the Company's equipment. In addition, initiation of new customer relationships may be hampered by the Chapter 11 case.

Bonding

The Company's school busing business is highly dependent on the Company's ability to obtain performance bond coverages sufficient to meet bid requirements imposed by potential customers. The Company's ability to obtain adequate bonding coverages has been adversely affected by the

Company's poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher performance bonds from their service providers. Although the Company has renewed the surety program with the AIG Group, given Laidlaw's financial position, it is possible that other companies issuing performance bonds in favor of the Company will not renew their bonding programs with the Company or will require higher collateral. There can be no assurance that, going forward, the Company will obtain access to adequate bonding capacity. If adequate bonding capacity is not available or if the terms of such bonding are too onerous, there would be a material adverse effect on the Company.

Increasing competitive and external pressures

Contract Bus Services. The segment competes with several large companies and a substantial number of smaller locally owned operations in the contract bus services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

Greyhound. The inter-city transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, low cost air travel from both regional and national airlines, and, in certain markets, regional bus companies and trains. Airlines have increased their penetration in intermediate-haul markets (450 to 1,000 miles), which has resulted in the bus industry, in general, reducing prices in these markets in order to compete. Additionally, airline discount programs have attracted certain long-haul passengers away from Greyhound. However, these lower airline fares usually contain restrictions and require advance purchase. Typically, Greyhound's customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Greyhound's everyday low pricing strategy results in "walk-up" fares substantially below comparable airline fares. In instances where Greyhound's fares exceed an airline discount fare, Greyhound believes the airline fares typically are more restrictive and less readily available than travel provided by Greyhound. However, Greyhound has also instituted numerous advance purchase programs, in order to attract the price sensitive customer. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

Although the Greyhound travel services business began to experience improvements after the September 11, 2001 terrorist attacks as a result of airline passengers seeking alternative forms of transportation, the unrelated October 2001 incident involving a Greyhound passenger adversely affected these operations. The impact to date of these events has been numerous cancellations and a significant decrease in new bookings. Security expenses have also increased dramatically in response to these events. Continued declines in Greyhound's bookings and other Greyhound operations and high levels of security expenses related to these events could have a material adverse effect on the Company's financial condition or results of operations.

Healthcare Services. Through its ambulance business unit, the Company competes with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

Emergency department management is also subject to vigorous competition. Competition for these services in generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of the Company's emergency department business unit among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

There can be no assurance that the Company will be able to compete successfully against these sources of competition or other competitive or external factors.

Retention of key personnel

The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas currently makes the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages. The Company's internal growth will further increase the demand on its resources and require the addition of new personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. In addition, a Key Employee Retention Plan is in place to retain employees. However, failure to retain or replace key personnel may have an adverse effect on the Company's business.

Fuel price fluctuations

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes by entering into forward supply contracts ("FSCs") with certain vendors. The Company enters into FSCs for roughly one third of the Company's total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Given the ticket based revenue stream of the Greyhound segment, fuel price increases at the U.S. operations of the Greyhound segment, limited by what the market can bear, can be passed on to the passenger through increased fares. The majority of the Canadian operations of the Greyhound segment operate in a regulated market and ticket price increases must be first approved by government agencies. The other operations, that have fuel requirements, operate with a contractual based revenue stream. Fuel price increases take a longer time to be passed on to the customer, in most cases upon renewal of the contract.

Factors that may affect future results

Certain statements contained in this report, including statements regarding the status of financing arrangements, the status and outcomes of restructuring discussions and proceedings, future operating results and market opportunities, possible asset dispositions and other statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; actual proceeds received from any asset sales; the Company's ability to continue as a going concern; market factors, including competitive pressures and changes in pricing policies; changes in interpretations of existing legislation or the adoption of new legislation; loss of major customers; the ability to continue to satisfy bonding requirements for existing or new customers; volatility in energy costs; the costs and risks associated with litigation; costs related to accident and other claims; potential pension plan funding requirements; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In addition, the Company's financial statements may be subject to adjustment in light of the recently released restated financial statements of Safety-Kleen.

Legal proceedings

See Notes 4 and 6 of Notes to the Consolidated Financial Statements for the quarterly period ended February 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Laidlaw Inc.

Date: September 4, 2002

By: ______________________
Ivan R. Cairns
Senior Vice-President
and General Counsel